SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File No. 1-15983

ArvinMeritor, Inc. Savings Plan

(Full title of the plan)

ArvinMeritor, Inc.

2135 West Maple Road

Troy, Michigan 48084

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ARVINMERITOR, INC.
SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2004	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

Schedule H, Line 4j - Schedule of Reportable Transactions	9

SIGNATURES	10

EXHIBIT - Consent of Independent Registered Public Accounting Firm	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To ArvinMeritor, Inc., Savings Plan and Participants:

We have audited the accompanying statements of net assets available for benefits of ArvinMeritor, Inc. Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2004, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Detroit, Michigan
June 29, 2005

ARVINMERITOR, INC.
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Investments	$281,278,085	$254,757,323
Accrued receivables	224,689	—
Due from other plan	—	2,538,053

TOTAL ASSETS	281,502,774	257,295,376
LIABILITIES - Accrued expenses	47,489	36,188

NET ASSETS AVAILABLE FOR BENEFITS	$281,455,285	$257,259,188

See accompanying notes to financial statements

ARVINMERITOR, INC.
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

2004
ADDITIONS:
Employee contributions	$23,734,044
Employer contributions	11,379,559

35,113,603

Net appreciation in fair value of investments	5,270,904
Dividends and interest	6,631,171

Total additions	47,015,678

DEDUCTIONS:
Benefits paid to participants	(21,696,133)
Administrative expenses	(144,987)
Net transfers	(978,461)

Total deductions	(22,819,581)

Net increase in net assets available for benefits	24,196,097

NET ASSETS AVAILABLE FOR BENEFITS,
beginning of year	$257,259,188

NET ASSETS AVAILABLE FOR BENEFITS,
end of year	$281,455,285

See accompanying notes to financial statements

ARVINMERITOR, INC.
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following general description of the amended and restated ArvinMeritor, Inc. Savings Plan (the “Plan”), in effect at December 31, 2004, is provided for general information purposes only. Participants should refer to the Plan document for more complete information

General — The Plan was established October 1, 1997. The Plan is a defined contribution savings plan covering all eligible employees of ArvinMeritor, Inc. and certain affiliated companies (the “Company”). Eligible employees may participate in the Plan immediately on the date on which they become an employee. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The Trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The employer matching account held under the Plan is an employee stock ownership plan (ESOP). As a result, when participants’ accounts receive cash dividends on ArvinMeritor stock they have the option of reinvesting the dividend in ArvinMeritor stock or receiving the dividend as a cash distribution. In addition, the ESOP allows participants who have attained either age 55 with 10 years of vesting service or age 60, the right to transfer funds out of Company stock and into one of the other investment options under the Plan.

The Plan allows participants who are over age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under recent changes to the Internal Revenue Code.

On December 31, 2003, the Zeuna Staerker USA, Inc. Profit Sharing 401(K) Plan was merged into the Plan. This has been reflected as a receivable due from other plans on the statement of net assets available for benefits at December 31, 2003.

Contributions – Eligible employees may elect to contribute up to 20% of their base compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution). Participants can elect to have their contributions invested in 5% increments in various investment funds.

The participants are immediately eligible for matching contributions. The Company matches 100% of the participant’s contribution up to the first 3% of eligible compensation and 50% of the participant’s contribution on the next 3% of eligible compensation. Company contributions may be in the form of ArvinMeritor common stock or cash invested in ArvinMeritor common stock (see Note 7. Subsequent Event for information on recent changes to investment options for Company matching contributions). The Company match for eligible employees in a non-consolidated joint venture is payable in cash.

Vesting – Amounts attributable to participant contributions and Company contributions are fully vested at all times.

Plan Withdrawals – Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 ½. Pre-tax withdrawals prior to attaining age 59 ½ are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 ½.

Payment of Benefits – On termination of service due to death, disability, retirement or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in their account as a lump-sum distribution.

Transfers – The Plan allows for transfers for employees changing status between hourly and salary to move invested assets to the Plan that correlates to their current status.

Loans to Participants – Participants may borrow from the Plan an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period, (ii) amounts in the participant’s account attributable to participant contributions, or (iii) one-half of the participant’s vested account balance.

Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The loans are repaid through payroll deductions over periods not to exceed 60 months unless for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on a participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation – Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. The T. Rowe Price Stable Value Common Trust Fund is comprised of individual investment contracts, including synthetic investment contracts, and is stated at contract value. The investment contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Benefit-responsive withdrawals are provided on a proportional basis by the issuers of the investment contracts. The trustee’s valuation committee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, contract value approximates fair value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract term, fair value may be less than contract value.

Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Plan Expenses – Administrative expenses of the Plan are paid by the Plan or the Company, as provided by the Plan document.

Benefit Payments – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Market Risk – The Plan utilizes various investments, which are exposed to various risks such as interest rate, foreign currency, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,	December 31,
	2004	2003
Mutual Funds:
T. Rowe Price Growth and Income Fund	$25,293,244	$21,774,797
T. Rowe Price Balanced Fund	15,747,952	14,120,401
T. Rowe Mid-Cap Growth Fund	20,520,147	14,477,263
Common Stock:
ArvinMeritor*	73,650,975	72,460,166
ArvinMeritor	16,213,313	18,125,002
T. Rowe Price Stable Value Common Trust Fund - at contract value	45,853,512	45,485,721
T. Rowe Price Equity Index Trust Fund	36,561,201	34,257,649

* Nonparticipant - directed as of December 31, 2004 and 2003 (see Note 7. Subsequent Event for information on recent changes to this provision of the Plan).

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2004
Mutual Funds	$10,853,092
Common Stock	(5,582,188)

Net appreciation	$5,270,904

4. NONPARTICIPANT – DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follows:

2004
Net assets - ArvinMeritor Common Stock Fund - December 31, 2003	$72,460,166
Changes in net assets available for benefits:
Employer contributions	11,092,552
Net depreciation	(4,447,203)
Dividends	1,231,391
Benefits paid to participants or beneficiaries	(4,940,928)
Other - exchanges out and fees	(1,745,003)

Net increase in net assets available for benefits	1,190,809

Net assets - ArvinMeritor Common Stock Fund - December 31, 2004	$73,650,975

See Note 7. Subsequent Event for information on recent changes to investment options for Company matching contributions.

5. TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated September 25, 2003, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements

6. RELATED PARTY TRANSACTIONS

Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan paid T. Rowe Price trustee, administrative and other fees of $95,200 during the Plan year ended December 31, 2004.

7. SUBSEQUENT EVENT

Effective June 1, 2005, the Plan was amended to remove restrictions on investment of Company matched contributions. Participants may now elect to diversify into other investment funds all or any portion of Company stock received prior to June 1, 2005 as a Company match. Subsequent to June 1, 2005, Company matched contributions are no longer required to be invested in ArvinMeritor, Inc., stock. Instead, the Company match is invested according to the investment mix participants have elected for their own contributions.

ARVINMERITOR, INC.
SAVINGS PLAN

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

	Description of Investment
Identity of Issuer,	Including Maturity Date,
Borrower, Lessor	Rate of Interest, Collateral,	Current
or Similar Party	Par or Maturity Value	Value
* T. Rowe Price	International Stock Fund	$5,801,299
* T. Rowe Price	Equity Index Trust Fund	36,561,201
* T. Rowe Price	Growth and Income Fund	25,293,244
* T. Rowe Price	Mid-Cap Growth Fund	20,520,147
Franklin	Small-Cap Stock Fund	13,223,325
* T. Rowe Price	Balanced Fund	15,747,952
* T. Rowe Price	Stable Value Common Trust Fund	45,853,512
Janus Fund	Large-Cap Growth Fund	5,488,001
Pimco	US Treasury Intermediate Fund	7,147,193
* T. Rowe Price	Retirement 2010 Fund	1,727,735
* T. Rowe Price	Retirement 2020 Fund	2,898,187
* T. Rowe Price	Retirement 2030 Fund	1,384,310
* T. Rowe Price	Retirement 2040 Fund	828,317
* T. Rowe Price	Retirement Income Fund	566,998
	Cash	50,179
ArvinMeritor	ArvinMeritor Common Stock	89,864,288
* Participant loans	Rates recorded at 1% over prime rate, and
	maturities up to 60 months	8,322,197

		$281,278,085

* Party–in–interest.

ARVINMERITOR, INC.
SAVINGS PLAN

SCHEDULE H, LINE 4J — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.
					(h)
(a)					Current Value
Identity		(c)	(d)	(g)	of Asset on
of Party	(b)	Purchase	Selling	Cost of	Transaction	(l)
Involved	Description of Asset	Price	Price	Asset	Date	Loss
T. Rowe Price	ArvinMeritor Common Stock	$10,993,348	$—	$10,993,348	$10,993,348	$—
T. Rowe Price	ArvinMeritor Common Stock	$—	$5,071,527	$4,733,152	$5,071,527	$338,375
T. Rowe Price	Stable Value Common Trust Fund	$7,652,663	$—	$7,652,663	$7,652,663	$—
T. Rowe Price	Stable Value Common Trust Fund	$—	$7,228,698	$7,228,698	$7,228,698	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

       ARVINMERITOR, INC. SAVINGS PLAN

         By: /s/ Richard D. Greb, Plan Administrator
          Richard D. Greb, Plan Administrator

June 29, 2005

EXHIBIT

EX NO.                      DESCRIPTION

23                      CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM